SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 10)

U.S. XPRESS ENTERPRISES, INC.
__________________________________________________________________________________
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
__________________________________________________________________________________
(Title of Class of Securities)

90338N202
__________________________________________________________________________________
(CUSIP Number)

Max L. Fuller
4080 Jenkins Road
Chattanooga, Tennessee
Telephone: (423) 510-3000
__________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Heidi Hornung-Scherr
Scudder Law Firm, P.C., L.L.O.
411 South 13th Street, 2nd Floor
Lincoln, NE 68508

June 30, 2023
__________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Max L. Fuller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Janice Fuller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Fuller Family Enterprises, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO.:  90338N202

1.	Names of Reporting Persons FSBSPE 1, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO.:  90338N202

1.	Names of Reporting Persons FSBSPE 2, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO.:  90338N202

1.	Names of Reporting Persons FSBSPE 3, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO.:  90338N202

1.	Names of Reporting Persons William Eric Fuller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Tennessee
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Max Fuller Family Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer.

This Amendment No. 10 (this “Amendment No. 10”) to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018 (the “Original Statement”), as amended by Amendment No. 1 to the Original Statement filed on February 22, 2019, Amendment No. 2 to the Original Statement filed on May 9, 2019, Amendment No. 3 to the Original Statement filed on May 31, 2019, Amendment No. 4 to the Original Statement filed on June 4, 2019, Amendment No. 5 to the Original Statement filed on September 19, 2019, Amendment No. 6 to the Original Statement filed on May 15, 2020, Amendment No. 7 to the Original Statement filed on May 24, 2022, Amendment No. 8 to the Original Statement filed on March 23, 2023 (“Amendment No. 8”), and Amendment No. 9 to the Original Statement filed on March 24, 2023, relates to the Class A common stock, par value $0.01 per share, of U.S. Xpress Enterprises Inc., a Nevada corporation. The principal executive offices of the Issuer are located at 4080 Jenkins Road, Chattanooga, TN 37421. Information contained in the Original Statement, as amended, remains effective except to the extent that it is amended, restated, supplemented, or superseded by the information contained in this Amendment.

Item 4.	Purpose of Transaction.

Item 4 of the Original Statement, as amended, is hereby amended and supplemented by adding the following information:

As previously disclosed, on March 20, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Knight-Swift Transportation Holdings Inc., a Delaware corporation (“Knight-Swift”), and Liberty Merger Sub Inc., a Nevada corporation and an indirect wholly owned subsidiary of Knight-Swift (“Merger Subsidiary”). On July 1, 2023, pursuant to the Merger Agreement, Merger Subsidiary merged with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as an indirect wholly-owned subsidiary of Knight-Swift. The Closing Date (as defined in the Merger Agreement) was on June 30, 2023 and the Effective Time (as defined in the Merger Agreement) was on July 1, 2023. On the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, each share of Class A common stock, par value $0.01, and Class B common stock, par value $0.01 (collectively, the “Issuer Common Stock”) issued and outstanding immediately prior to the Effective Time were converted into the right to receive $6.15 in cash, without interest (such amount per share, the “Per Share Price”), other than (i) those shares of Issuer Common Stock owned by the Issuer as treasury stock, or by Knight-Swift or Merger Subsidiary, (ii) Issuer Restricted Shares (as described in Amendment No. 8) and (iii) any shares of Issuer Common Stock owned by any wholly owned subsidiary of Knight-Swift, Merger Subsidiary or of the Issuer (including the shares subject to the Rollover Agreement described below).

The Merger Agreement provided that, in lieu of receipt of the Per Share Price for 5,266,862 shares of Issuer Common Stock (the “Rollover Shares”), Mr. Max Fuller, FSBSPE 1, FSBSPE 2, FSBSPE 3, Fuller Family Enterprises, Mr. Eric Fuller, Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller and Max Fuller Family Limited Partnership (collectively, the “Rollover Holders”) would, on the Closing Date, contribute the Rollover Shares to Liberty Holdings Topco LLC, a subsidiary of Knight-Swift (“Holdings”), in exchange for an equal number of units of Holdings, pursuant to the Rollover Agreement (as described in Amendment No. 8). Accordingly, on the Closing Date, the Rollover Holders contributed the following Rollover Shares to Holdings, in exchange for an equal number of units of Holdings:

Stockholder Name	Number of Class A Common Stock Rollover Shares	Number of Class B Common Stock Rollover Shares
Max Fuller	—	266,652
FSBSPE 1	—	—
FSBSPE 2	—	—
FSBSPE 3	—	2,753,925
Fuller Family Enterprises	602,458	—
Eric Fuller	113,826	53,331
Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller	—	916,993
Max Fuller Family Limited Partnership	—	559,677

In connection with the closing of the Merger, Mr. Max Fuller and Mr. Eric Fuller resigned from all positions with the Issuer and all then-unvested equity awards held Mr. Max Fuller and Mr. Eric Fuller were forfeited for no consideration or payment. Pursuant to the Merger Agreement, all options to purchase shares of Issuer Common Stock outstanding immediately prior to the Effective Time were cancelled for no consideration or payment at the Effective Time.

At the Effective Time, the shares of Issuer Common Stock then-held by the Reporting Persons were converted into the right to receive the Per Share Price as follows:

Stockholder Name	Number of Class A Common Stock Shares	Number of Class B Common Stock Shares
Max Fuller	99,396	133,326
FSBSPE 1	—	2,753,926
FSBSPE 2	—	2,753,925
FSBSPE 3	—	—
Fuller Family Enterprises	1,056,024	—
Eric Fuller	162,454	795,197
Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller	—	1,076,276
Max Fuller Family Limited Partnership	—	1,049,936

On July 3, 2023, the New York Stock Exchange filed on Form 25. The Issuer expects to file a Form 15 in order to delist and deregister all shares of Class A Common Stock at the time such filing is permitted under the rules of the Securities and Exchange Commission.

As a result of the foregoing, each of the Reporting Persons ceased to beneficially own 5% or more of the Class A Common Stock as of the Effective Time.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement, as amended, is hereby amended and supplemented by adding the following information:

(a) – (b)      As a result of the transactions discussed in Item 4 of this Amendment No. 10, the Reporting Persons do not beneficially own any of the Issuer Common Stock as of the Effective Time.

(c)               Except for the transactions discussed in Item 4 of this Amendment No. 10, no transactions in the Issuer Common Stock were effected by the Reporting Persons during the past sixty days.

  (d)              Not applicable.

(e)             As a result of the transactions discussed in Item 4 of this Amendment No. 10, each of the Reporting Persons ceased to beneficially own 5% or more of the Class A Common Stock as of the Effective Time.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Statement, as amended, is hereby amended and supplemented to incorporate by reference the information in Item 4 of this Amendment No. 10.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1
Joint Filing Agreement, dated March 24, 2023, by and among the Remaining Reporting Persons (incorporated by reference to Exhibit 99.1 of the Schedule 13D/A filed with the Securities and Exchange Commission on March 24, 2023)

Exhibit 99.2	Power of Attorney of Max L. Fuller (incorporated by reference to Exhibit 99.2 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.3	Power of Attorney of Janice Fuller (incorporated by reference to Exhibit 99.3 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.4	Power of Attorney of Fuller Family Enterprises, LLC (incorporated by reference to Exhibit 99.4 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.5	Power of Attorney of William Eric Fuller (incorporated by reference to Exhibit 99.5 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.6
Power of Attorney of Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller (incorporated by reference to Exhibit 99.6 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.7	Power of Attorney of Max Fuller Family Limited Partnership (incorporated by reference to Exhibit 99.7 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.8
Voting Agreement, dated June 13, 2018, by and among by Max L. Fuller, Janice Fuller, Fuller Family Enterprises, LLC, William E. Fuller, Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, Max Fuller Family Limited Partnership, Lisa M. Pate, Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, Quinn Family Partners, L.P. (incorporated by reference to Exhibit 99.11 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.9
Stockholders’ Agreement, dated June 13, 2018, by and among the Issuer, Lisa M. Pate, Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, Quinn Family Partners, L.P., Patrick Quinn Non-GST Marital Trust, Patrick Quinn GST Marital Trust, Patrick Quinn GST Tennessee Gap Trust, Patrick Brian Quinn, Anna Marie Quinn 2012 Irrevocable Trust FBO Patrick Brian Quinn, Anna Marie Quinn 2012 Irrevocable Trust FBO Renee A. Daly, Max L. Fuller, Fuller Family Enterprises, LLC, William E. Fuller, Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, Max Fuller Family Limited Partnership, Max L. Fuller 2008 Irrevocable Trust FBO Stephen C. Fuller, and Max L. Fuller 2008 Irrevocable Trust FBO Christopher M. Fuller (incorporated by reference to Exhibit 99.12 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.10
Registration Rights Agreement, dated June 13, 2018, by and among the Issuer, Lisa M. Pate, Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, Quinn Family Partners, L.P., Patrick Quinn Non-GST Marital Trust, Patrick Quinn GST Marital Trust, Patrick Quinn GST Tennessee Gap Trust, Patrick Brian Quinn, Anna Marie Quinn 2012 Irrevocable Trust FBO Patrick Brian Quinn, Anna Marie Quinn 2012 Irrevocable Trust FBO Renee A. Daly, Max L. Fuller, Fuller Family Enterprises, LLC, William E. Fuller, Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, Max Fuller Family Limited Partnership, Max L. Fuller 2008 Irrevocable Trust FBO Stephen C. Fuller, and Max L. Fuller 2008 Irrevocable Trust FBO Christopher M. Fuller (incorporated by reference to Exhibit 99.13 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.11
Amendment to Stockholders’ Agreement, dated May 24, 2019, by and among the Issuer, Lisa M. Pate, Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, Quinn Family Partners, L.P., Patrick Quinn Non-GST Marital Trust, Patrick Quinn GST Marital Trust, Patrick Quinn GST Tennessee Gap Trust, Patrick Brian Quinn, Anna Marie Quinn 2012 Irrevocable Trust FBO Patrick Brian Quinn, Anna Marie Quinn 2012 Irrevocable Trust FBO Renee A. Daly, Renee A. Daly, Max L. Fuller, Fuller Family Enterprises, LLC, William E. Fuller, Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, Max Fuller Family Limited Partnership, Max L. Fuller 2008 Irrevocable Trust FBO Stephen C. Fuller, and Max L. Fuller 2008 Irrevocable Trust FBO Christopher M. Fuller (incorporated by reference to Exhibit 99.15 of the Schedule 13D/A filed with the Securities and Exchange Commission on May 31, 2019)

Exhibit 99.12
Loan Agreement, dated September 17, 2019, by and among Fuller Family Enterprises, LLC, FSBSPE 1, LLC, FSBSPE 2, LLC, FSBSPE 3, LLC, Max Fuller, Janice Fuller, and SMARTBANK, a Tennessee banking corporation (incorporated by reference to Exhibit 99.15 of the Schedule 13D/A filed with the Securities and Exchange Commission on September 19, 2019)

Exhibit 99.13	Power of Attorney of FSBSPE 1, LLC (incorporated by reference to Exhibit 99.16 of the Schedule 13D/A filed with the Securities and Exchange Commission on September 19, 2019)

Exhibit 99.14	Power of Attorney of FSBSPE 2, LLC (incorporated by reference to Exhibit 99.17 of the Schedule 13D/A filed with the Securities and Exchange Commission on September 19, 2019)

Exhibit 99.15	Power of Attorney of FSBSPE 3, LLC (incorporated by reference to Exhibit 99.18 of the Schedule 13D/A filed with the Securities and Exchange Commission on September 19, 2019)

Exhibit 99.16
Agreement and Plan of Merger, dated as of March 20, 2023, by and among U.S. Xpress Enterprises, Inc., Knight-Swift Transportation Holdings Inc. and Liberty Merger Sub Inc.† (incorporated by reference to Exhibit 99.19 of the Schedule 13D/A filed with the Securities and Exchange Commission on March 23, 2023)

Exhibit 99.17
Rollover Agreement, dated as of March 20, 2023, by and among Knight-Swift Transportation Holdings Inc., Liberty Holdings Topco LLC, Max L. Fuller, FSBSPE 1, LLC, FSBSPE 2, LLC, FSBSPE 3, LLC, Fuller Family Enterprises, LLC, William E. Fuller, Max L. Fuller, Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller and Max Fuller Family Limited Partnership (incorporated by reference to Exhibit 99.20 of the Schedule 13D/A filed with the Securities and Exchange Commission on March 23, 2023)

Exhibit 99.18
Irrevocable Proxy and Agreement, dated as of March 20, 2023, by and among U.S. Xpress Enterprises, Inc., the members of the Special Committee, Max L. Fuller, FSBSPE 1, LLC, FSBSPE 2, LLC, FSBSPE 3, LLC, Fuller Family Enterprises, LLC, William E. Fuller, Max L. Fuller, Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller and Max Fuller Family Limited Partnership (incorporated by reference to Exhibit 99.21 of the Schedule 13D/A filed with the Securities and Exchange Commission on March 23, 2023)

Exhibit 99.19
Second Amendment to Stockholders’ Agreement, dated as of March 20, 2023, by and among U.S. Xpress Enterprises, Inc., Max L. Fuller, Fuller Family Enterprises, LLC, FSBSPE 1, LLC, FSBSPE 2, LLC, FSBSPE 3, LLC, William E. Fuller, Irrevocable Trust FBO William E. Fuller, Max Fuller Family Limited Partnership, Irrevocable Trust FBO Stephen C. Fuller and Irrevocable Trust FBO Christopher M. Fuller (incorporated by reference to Exhibit 99.22 of the Schedule 13D/A filed with the Securities and Exchange Commission on March 23, 2023)

† Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K.  The Reporting Persons hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth herein is true, complete, and correct, and that this statement is filed on behalf of the undersigned and the other signatories hereto.

MAX L. FULLER, individually

/s/ Max L. Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

JANICE FULLER, individually

/s/ Janice Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

FULLER FAMILY ENTERPRISES, LLC, by Max L. Fuller, as member

/s/ Max L. Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

FSBSPE 1, LLC, by Max L. Fuller, as manager

/s/ Max L. Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

FSBSPE 2, LLC, by Max L. Fuller, as manager

/s/ Max L. Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

FSBSPE 3, LLC, by Max L. Fuller, as manager

/s/ Max L. Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

WILLIAM ERIC FULLER, individually

/s/ William Eric Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

MAX L. FULLER 2008 IRREVOCABLE TRUST FBO WILLIAM E. FULLER, by William Eric Fuller, as trustee

/s/ William Eric Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

MAX FULLER FAMILY LIMITED PARTNERSHIP, by William Eric Fuller, as managing general partner

/s/ William Eric Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

Dated: July 5, 2023